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             June 1, 2022

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 West Alameda Avenue
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Form 10-12G
                                                            Filed April 6, 2022
                                                            File No. 000-56415

       Dear Mr. Marks:

               We issued comments to you on the above captioned filing on May 3, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 15, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Eric Envall at (202) 551-3234 or David Lin at
(202) 551-3552 with any
       questions.




             Sincerely,


             Division of Corporation Finance

             Office of Finance